SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

              CERECOR, INC.

(Name of Issuer)

                  COMMON STOCK, $.001 par value per share

(Title of Class of Securities)

15671L109

(CUSIP Number)

May 16, 2016

(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 15671L109

1.	NAME OF REPORTING PERSON

Sharyar Baradaran

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	5.	SOLE VOTING POWER:	457,007
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	0
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	457,007
PERSON WITH
	8.	SHARED DISPOSITIVE POWER:	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

457,007 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer: Cerecor, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

400 E. Pratt Street, Suite 606, Baltimore, Maryland 21202

Item 2(a)	Name of Person Filing: Sharyar Baradaran

Item 2(b)	Address: 414 N. Camden Drive, Suite 1240, Beverly Hills, CA 90210

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock, $.001 par value

Item 2(e)	CUSIP Number: 15671L109

Item 3	Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4	Ownership:

At May 16, 2016, the reporting person beneficially owned 457,007shares of the Issuer’s Common Stock, including 154,700 shares underlying warrants that are exercisable within 60 days, representing 5.2% of the 8,650,143 outstanding shares of Common Stock as of May 9, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on May 16, 2016. The reporting person has the sole power to vote, or direct the vote, and to dispose, or to direct the disposition of, such shares.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016	/s/ Sharyar Baradaran
Sharyar Baradaran